Exhibit 1.01

Conflict Minerals Report

Qurate Retail, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for 2021 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 31, 2022.

Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to Qurate Retail, Inc. and its consolidated subsidiaries. As used herein, “3TG” is tantalum, tin, tungsten and gold, without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG finances or benefits armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) the accuracy and reliability of the information we receive and (3) political, legal and regulatory developments, whether in the Democratic Republic of the Congo and adjoining countries (the “DRC Region”), the United States or elsewhere. The term “adjoining countries” has the meaning contained in the Conflict Minerals Rule. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Applicability of the Conflict Minerals Rule to Our Company

We own interests in subsidiaries and other companies that are primarily engaged in the video and on-line commerce industries. We are required to make a filing pursuant to the Conflict Minerals Rule for 2022 because some of our consolidated subsidiaries contracted to manufacture products in 2022 where 3TG was necessary to the functionality or production of such products.

However, most of our business activities are not in-scope for purposes of the Conflict Minerals Rule. Only our consolidated subsidiaries QVC, Inc. (“QVC”), HSN, Inc., Ballard Designs, Inc., Garnet Hill, Inc., and Frontgate Marketing, Inc. had in-scope products for purposes of the Conflict Minerals Rule in 2022. Our consolidated subsidiaries do not manufacture any products, and they do not contract to manufacture most of the products that they sell.

We do not directly source any 3TG from mines, smelters or refiners, and believe that we are in most cases many levels removed from these market participants. We therefore have limited influence over them. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain, and due to competitive factors, we often have significant difficulty identifying suppliers upstream from our direct suppliers. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that we are in compliance with the Conflict Minerals Rule and that our suppliers meet the expectations of our Conflict Minerals Policy, which is discussed below.

Our Conflict Minerals Policy

We take seriously our compliance obligations under the Conflict Minerals Rule. Therefore, we have adopted and communicated to selected personnel, our suppliers and the public a policy regarding the supply of 3TG for products that we contract to manufacture (the “Conflict Minerals Policy”).

The Conflict Minerals Policy includes, but is not limited to, our expectations that the suppliers of products that we contract with them to manufacture:

·	Promptly, completely and accurately respond to our informational requests with respect to any 3TG that is necessary to the functionality or production of such products, including by completing and delivering a Responsible Minerals Initiative (the “RMI”) Conflict Minerals Reporting Template (the “Survey”) or similar survey when asked to do so.

·	Determine whether there is any 3TG in any such products, survey their upstream suppliers regarding the ultimate source of any such 3TG, and verify and document such information.

·	Implement policies and management systems to support compliance with these expectations, and require their upstream suppliers to adopt similar policies and systems.

·	Cooperate in the event we determine that any further inquiry or due diligence is required or advisable with respect to the source of 3TG in any such products.

Reasonable Country of Origin Inquiry Information

Prior to beginning our reasonable country of origin inquiry, the Conflict Minerals Working Group (as defined below) determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through our degree of influence over the products’ manufacture and product specifications, visual inspection, supplier inquiries and other information known to us.

We then requested, as part of our reasonable country of origin inquiry, that the suppliers of these potentially in-scope products provide us with information concerning the origin of the 3TG in the products sourced from them. Based on the information provided to us by our suppliers, and the information that the RMI makes available to its members, we were unable to conclusively determine that any of the in-scope products we contracted to manufacture in 2022 contained only necessary 3TG that (1) did not originate in the DRC Region or we had no reason to believe may have originated in the DRC Region or (2) was from recycled or scrap sources or we reasonably believed came from recycled or scrap sources. Therefore, all of the products that we determined to be in-scope for 2022, and the related 3TG and direct suppliers, are discussed in this Conflict Minerals Report and those suppliers are referred to herein as the “Suppliers.”

The Suppliers identified 69 smelters and refiners as having processed the necessary 3TG contained in the products covered by this Conflict Minerals Report, as further discussed under “Product Information; Smelter and Refiner and Country of Origin Information.”

Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we were required to conduct due diligence for 2022 with respect to the 3TG in our in-scope products. These due diligence efforts are discussed below.

For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence.

None of our in-scope products were determined by us to contain necessary 3TG that directly or indirectly financed or benefitted armed groups in the DRC Region. However, we did not conclude that any of our products covered by this Conflict Minerals Report were “DRC conflict free.” The terms “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.

Due Diligence Program Design

Design Framework

We designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as supplemented by the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition 2016) (collectively, the “OECD Guidance”).

Selected Elements of Design Framework

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program design are discussed below. However, these are not all of the discrete elements of the program that we have put in place to help ensure that the 3TG contained in our products is responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the five steps. Selected due diligence measures that we took with respect to 2022 are discussed under “Due Diligence Program Execution on Products Contracted to be Manufactured During 2022.”

1.	OECD Guidance Step One: “Establish strong company management systems”

a.	We have adopted the Conflict Minerals Policy. The Conflict Minerals Policy is posted on our website and distributed electronically to selected employees and suppliers.

b.	We have an internal team tasked with managing our Conflict Minerals Policy and 3TG compliance strategy (the “Conflict Minerals Working Group”). The following internal functional areas at the corporate level are represented on the Conflict Minerals Working Group: accounting, internal audit and legal. The Conflict Minerals Working Group also includes representatives from each consolidated subsidiary. Such representatives vary by consolidated subsidiary, but generally include personnel from buying, compliance, legal, merchandising, operations, quality assurance and vendor onboarding. The Conflict Minerals Working Group and selected members of corporate senior management, as well as selected senior management at some of the consolidated subsidiaries, are educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries. Outside counsel retained by QVC and compliance software specialists assist us with our compliance efforts and are also part of the Conflict Minerals Working Group.

c.	We are a member of the RMI.

d.	We utilize the Survey to identify smelters and refiners in our supply chain. The Survey requests suppliers to provide information concerning the usage and source of 3TG in their products, as well as information concerning their related compliance efforts.

e.	We maintain business records relating to 3TG due diligence, including records of our due diligence processes, findings and resulting decisions, on a computerized database where practicable, for at least five years.

f.	We have a website and telephone lines available for employees and other stakeholders to report violations of our Conflict Minerals Policy.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.	We furnish the direct suppliers of products that we determine to potentially be in-scope with a link to the Survey, along with an introductory e-mail describing the Conflict Minerals Rule and our Conflict Minerals Policy, including links to third party materials containing additional information relating to the rule, and request that they complete the Survey within a specified timeline.

b.	We follow up by e-mail with all suppliers that do not respond to the request within the specified time frame.

c.	Members of the Conflict Minerals Working Group review the completed responses received from suppliers against written review criteria. We follow up by e-mail with all suppliers that submit an incomplete response or a response that triggers specified “red flags” or is determined not to be suitable by us, in each case requesting them to submit a revised response. We follow up with other suppliers where deemed appropriate by us.

d.	To the extent that a completed response identifies a smelter or refiner, we review this information against the list of “conformant” smelters and refiners published in connection with RMI’s Responsible Minerals Assurance Process (“RMAP”), and in the case of gold, we also utilize information made available in connection with the London Bullion Market Association’s (“LBMA”) Good Delivery List and the Responsible Jewellery Council’s (“RJC”) Chain-of-Custody Certification. Additionally, we review the compliant smelters and refiners against the country of origin information made available by the RMI to its members.

e.	If country of origin information for an identified smelter or refiner is not available from the above independent third-party source, we review publicly available information, to the extent reasonably available, to try to determine the mine or location of origin of the 3TG from such smelter or refiner.

f.	Based on the information furnished by our suppliers and other information known to us, we assess the risks of adverse impacts.

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.	The Conflict Minerals Working Group reports the findings of its supply chain risk assessment to our Chief Legal Officer.

b.	Our risk mitigation strategy contemplates a flexible response that is commensurate with the risks identified.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of smelter/refiner’s due diligence practices”

In connection with our due diligence, we utilize information made available by the RMI concerning independent third-party audits of smelters and refiners. We support the RMI through our membership in that organization. In the case of gold, we also utilize information made available in connection with the LBMA’s Good Delivery List and the RJC’s Chain-of-Custody Certification.

5.	OECD Guidance Step 5: “Report annually on supply chain due diligence”

We file a Form SD, and to the extent applicable, a Conflict Minerals Report, with the Securities and Exchange Commission.

Due Diligence Program Execution on Products Contracted to be Manufactured During 2022

We performed the following 3TG due diligence on applicable 3TG in the in-scope products that were contracted to be manufactured for us during 2022. These were not all of the discrete measures that we took in furtherance of our 3TG compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance. For a discussion of the design of our due diligence measures, please see “Due Diligence Program Design.”

1.	We furnished the Suppliers with a link to the Survey, along with an introductory e-mail describing the Conflict Minerals Rule and our Conflict Minerals Policy, including links to third party materials containing additional information relating to the rule, and requested that they complete the Survey within a specified timeline.

2.	We followed up by e-mail with all Suppliers that did not respond to the request within the specified time frame.

3.	We reviewed the completed responses received from the Suppliers. We followed up by e-mail with all Suppliers that submitted an incomplete response or a response that triggered specified “red flags” or was determined not to be suitable by us, in each case requesting them to submit a revised response. We followed up with other Suppliers where deemed appropriate by us.

4.	To the extent that a completed response identified a smelter or refiner, we reviewed this information against the list of compliant and active smelters and refiners published in connection with the RMAP, and in the case of gold, we also utilized information made available in connection with the LBMA’s Good Delivery List and the RJC’s Chain-of-Custody Certification. Additionally, we reviewed the provided compliant smelters and refiners against the country of origin information made available by the RMI to its members.

5.	For those identified smelters and refiners for which 3TG origin information was not available from the above independent third-party source, we reviewed publicly available information, to the extent reasonably available, to try to determine the mine or location of origin of the 3TG from such smelter or refiner.

6.	The Conflict Minerals Working Group reported the findings of its supply chain risk assessment to our Chief Legal Officer.

Product Information; Smelter and Refiner and Country of Origin Information

Our in-scope products for 2022 for purposes of the Conflict Minerals Rule are included within the following categories: (1) home, (2) beauty, (3) apparel, (4) jewelry, (5) accessories and (6) electronics. However, not all of our products in these categories are in-scope. For a further discussion of our products, see our Annual Report on Form 10-K for the 2022 fiscal year. The information contained in our Form 10-K is not incorporated by reference into the Form SD or this Conflict Minerals Report and should not be considered to be part of the Form SD or this Conflict Minerals Report.

In connection with our reasonable country of origin inquiry or due diligence, as applicable, the following facilities were declared by the Suppliers to be smelters or refiners used to process the necessary 3TG contained in our in-scope products. After reviewing those responses, we reasonably believe that these may be smelters or refiners in our supply chain for such 3TG. However, due to our position in the supply chain, which is discussed earlier in this Conflict Minerals Report, we rely on the Suppliers for accurate smelter and refiner information, and our reasonable country of origin inquiry and due diligence measures do not provide absolute certainty regarding the source and chain of custody of the necessary 3TG contained in our in-scope products.

Smelter or Refiner	Conflict Mineral	Conflict-Free Certification (1)
Agosi AG	Gold	RMAP, LBMA, RJC
Aida Chemical Industries Co., Ltd.	Gold	RMAP
Al Etihad Gold Refinery DMCC	Gold	RMAP, RJC
Argor-Heraeus S.A.	Gold	RMAP, LBMA, RJC
Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	Gold
C. Hafner GmbH + Co. KG	Gold	RMAP, LBMA, RJC
Chimet S.p.A.	Gold	RMAP, LBMA, RJC
Gold Refinery of Zijin Mining Group Co., Ltd.	Gold	RMAP, LBMA
Guangdong Jinding Gold Limited	Gold
Guoda Safina High-Tech Environmental Refinery Co., Ltd.	Gold
Hangzhou Fuchunjiang Smelting Co., Ltd.	Gold
Heimerle + Meule GmbH	Gold	RMAP, LBMA, RJC
Heraeus Germany GmbH Co. KG	Gold	RMAP
Heraeus Metals Hong Kong Ltd.	Gold	RMAP, LBMA, RJC
Ishifuku Metal Industry Co., Ltd.	Gold	RMAP, LBMA
Istanbul Gold Refinery	Gold	RMAP, LBMA
Italpreziosi	Gold	RMAP, LBMA, RJC
Kaloti Precious Metals	Gold
LS-NIKKO Copper Inc.	Gold	RMAP, LBMA
Metalor Technologies S.A.	Gold	RMAP, LBMA, RJC
Metalor USA Refining Corporation	Gold	RMAP, LBMA, RJC
MKS PAMP SA	Gold	LBMA, RJC
Nadir Metal Rafineri San. Ve Tic. A.S.	Gold	RMAP, LBMA
Nihon Material Co., Ltd.	Gold	RMAP, LBMA
Rand Refinery (Pty) Ltd.	Gold	RMAP, LBMA
Safimet S.p.A	Gold	RJC
SEMPSA Joyeria Plateria S.A.	Gold	RMAP, LBMA, RJC
Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	Gold	RMAP, LBMA
Solar Applied Materials Technology Corp.	Gold	RMAP, LBMA

Smelter or Refiner	Conflict Mineral	Conflict-Free Certification (1)
Tanaka Kikinzoku Kogyo K.K.	Gold	RMAP, LBMA
Tokuriki Honten Co., Ltd.	Gold	RMAP, LBMA
Umicore Precious Metals Thailand	Gold	RMAP, LBMA
United Precious Metal Refining, Inc.	Gold	RMAP, RJC
Valcambi S.A.	Gold	RMAP, LBMA, RJC
Western Australian Mint (T/a The Perth Mint)	Gold	RMAP, LBMA
WIELAND Edelmetalle GmbH	Gold	RMAP, LBMA, RJC
Aurubis Beerse	Tin
Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	Tin	RMAP
China Tin Group Co., Ltd.	Tin	RMAP
CV United Smelting	Tin
Dongguan CiEXPO Environmental Engineering Co., Ltd.	Tin
EM Vinto	Tin	RMAP
Gejiu Non-Ferrous Metal Processing Co., Ltd.	Tin	RMAP
Gejiu Zili Mining And Metallurgy Co., Ltd.	Tin
Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	Tin	RMAP
Jiangxi New Nanshan Technology Ltd.	Tin	RMAP
Ma'anshan Weitai Tin Co., Ltd.	Tin	RMAP
Malaysia Smelting Corporation (MSC)	Tin	RMAP
PT ATD Makmur Mandiri Jaya	Tin	RMAP
PT Bangka Serumpun	Tin	RMAP
PT Bangka Tin Industry	Tin
PT Bukit Timah	Tin	RMAP
PT DS Jaya Abadi	Tin
PT Eunindo Usaha Mandiri	Tin
PT Mitra Stania Prima	Tin	RMAP
PT Refined Bangka Tin	Tin
PT Stanindo Inti Perkasa	Tin
PT Timah Tbk Kundur	Tin	RMAP
PT Timah Tbk Mentok	Tin	RMAP
PT Tinindo Inter Nusa	Tin
Rui Da Hung	Tin	RMAP
Thaisarco	Tin	RMAP
Tin Smelting Branch of Yunnan Tin Co., Ltd.	Tin	RMAP
United Precious Metal Refining, Inc.	Tin
Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	Tin	RMAP
China Molybdenum Tungsten Co., Ltd.	Tungsten	RMAP
Chongyi Zhangyuan Tungsten Co., Ltd.	Tungsten	RMAP
Guangdong Xianglu Tungsten Co., Ltd.	Tungsten	RMAP
Xiamen Tungsten Co., Ltd.	Tungsten	RMAP

(1) “RMAP,” “LBMA” and “RJC” have the meanings provided earlier in this Conflict Minerals Report. RMAP, LBMA and RJC status is as of May 30, 2023.

We endeavored to determine the mine or location of origin of the 3TG contained in the in-scope products by requesting that the Suppliers provide us with a completed Survey concerning the source of the 3TG in the products sourced from them. In addition, to the extent that a completed response identified a smelter or refiner, we reviewed this information against the list of compliant smelters and refiners and country of origin information made available by the RMI to its members. If country of origin information for an identified smelter or refiner was not available from this independent third-party source, we reviewed publicly available information, to the extent reasonably available, to try to determine the mine or location of origin of the 3TG.

In addition to some recycled and scrap sources, the countries of origin of the gold, tin, and tungsten processed by the compliant smelters and refiners identified above are believed to have potentially included the following countries. The countries listed below are derived from the country categories used by the RMI to categorize compliant smelters and refiners.

Gold

Algeria, Andorra, Antigua and Barbuda, Argentina, Australia, Austria, Azerbaijan, Bahamas, Bangladesh, Barbados, Belarus, Belgium, Benin, Bolivia, Bosnia and Herzegovina, Botswana, Brazil, Bulgaria, Burkina Faso, Cambodia, Canada, Cayman Islands, Chile, China, Chinese Taipei, Colombia, Costa Rica, Cote D’Ivoire, Croatia, Curacao, Cyprus, Czech Republic, Democratic Republic of the Congo, Denmark, Dominican Republic, Ecuador, Egypt, El Salvador, Eritrea, Estonia, Fiji, Finland, France, French Guiana, Georgia, Germany, Ghana, Greece, Grenada, Guatemala, Guinea, Guyana, Honduras, Hong Kong, Hungary, Iceland, India, Indonesia, Ireland, Israel, Italy, Jamaica, Japan, Jordan, Kazakhstan, Kenya, Korea, Kuwait, Kyrgyzstan, Lao People’s Democratic Republic, Latvia, Lebanon, Liberia, Liechtenstein, Lithuania, Luxembourg, Macao, Malaysia, Mali, Malta, Mauritania, Mauritius, Mexico, Monaco, Mongolia, Morocco, Mozambique, Namibia, Netherlands, New Zealand, Nicaragua, Niger, Nigeria, Norway, Oman, Pakistan, Panama, Papua New Guinea, Peru, Philippines, Poland, Portugal, Puerto Rico, Romania, Russian Federation, Saint Kitts and Nevis, Saudi Arabia, Senegal, Serbia, Singapore, Sint Maarten, Slovakia, Slovenia, South Africa, South Korea, Spain, St. Vincent and Grenadines, Sudan, Suriname, Swaziland, Sweden, Switzerland, Tajikistan, Tanzania, Thailand, Trinidad and Tobago, Tunisia, Turkey, Turks and Caicos, Ukraine, United Arab Emirates, United Kingdom of Great Britain and Northern Ireland, United States of America, Uruguay, Uzbekistan, Vietnam, Zambia, Zimbabwe

Tin

Angola, Argentina, Australia, Austria, Bangladesh, Bahrain, Belarus, Belgium, Bolivia, Brazil, Bulgaria, Burundi, Canada, Chile, China, Chinese Taipei, Colombia, Croatia, Cyprus, Czech Republic, Democratic Republic of the Congo, Denmark, Egypt, Finland, France, Germany, Ghana, Greece, Guinea, Honduras, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Italy, Japan, Jordan, Kazakhstan, Kenya, Kuwait, Lao People’s Democratic Republic, Latvia, Lebanon, Liberia, Libya, Lithuania, Luxembourg, Malaysia, Malta, Mexico, Morocco, Myanmar, Namibia, Netherlands, New Zealand, Nigeria, Norway, Pakistan, Peru, Philippines, Poland, Portugal, Puerto Rico, Romania, Russian Federation, Rwanda, Saudi Arabia, Senegal, Serbia, Singapore, Slovakia, Slovenia, South Africa, South Korea, Spain, Sudan, Sweden, Switzerland, Tanzania, Thailand, United Kingdom of Great Britain and Northern Ireland, Venezuela, Vietnam

Tungsten

Australia, Austria, Bolivia, Brazil, Burundi, Canada, China, Democratic Republic of the Congo, Germany, Ireland, Israel, Japan, Kazakhstan, Kyrgyzstan, Malaysia, Mexico, Mongolia, Myanmar, Nigeria, Peru, Portugal, Russian Federation, Rwanda, South Korea, Spain, Tanzania, Thailand, Uganda, United Kingdom of Great Britain and Northern Ireland, United States of America, Vietnam, Zimbabwe

Further Risk Mitigation Efforts

We intend to take the following additional steps on in-scope products for 2023 to mitigate the risk that the 3TG contained in and necessary to the products we contract to manufacture finance or benefit armed groups in the DRC Region:

1.	Encourage Suppliers that provided company level information for 2022 to provide product level information for 2023 through ongoing outreach with these Suppliers.

2.	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2022 to help ensure that they provide requested information for 2023.

3.	Monitor and encourage the continuing development and progress of traceability measures of Suppliers that indicated for 2022 that the source of 3TG was unknown or undeterminable.

4.	Communicate to new potentially in-scope suppliers our expectations with respect to 3TG, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

5.	Continue to refine our 3TG risk management strategy based on the results of our due diligence on products we contracted to manufacture in 2022.

6.	Pursuant to our risk management strategy, management may determine to remove certain non-responsive Suppliers from our supply chain on a going-forward basis.

All of the foregoing steps are in addition to the steps that we took with respect to in-scope products for 2022, which we intend to continue to take with respect to in-scope products for 2023 to the extent applicable.